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                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549
                   ---------------------------

                          SCHEDULE 14D-1
                      Tender Offer Statement
 Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                               and
                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)
                   ---------------------------

               UNION TEXAS PETROLEUM HOLDINGS, INC.
                    (Name of Subject Company)
                   ---------------------------

                      VWK ACQUISITION CORP.
                    ATLANTIC RICHFIELD COMPANY
                            (Bidders)
                   ---------------------------

             Common Stock, Par Value $0.05 Per Share
     (including the associated Common Stock Purchase Rights)
                  (Title of Class of Securities)
                   ---------------------------

                            90864010 5
              (CUSIP Number of Class of Securities)
                   ---------------------------

                       Diane A. Ward, Esq.
                      VWK Acquisition Corp.
                  c/o Atlantic Richfield Company
                     515 South Flower Street
                      Los Angeles, CA 90071
                          (213) 486-2808

    (Name, Address and Telephone Number of Persons Authorized
   to Receive Notices and Communications on Behalf of Bidders)
                   ---------------------------

                            Copies to:
                        Richard Hall, Esq.
                     Cravath, Swaine & Moore
                         Worldwide Plaza
                        825 Eighth Avenue
                     New York, New York 10019
                          (212) 474-1000


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                        Page 1 of 9 pages
                     Exhibit Index on page 5


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          Atlantic Richfield Company ("ARCO") and VWK Acquisition
Corp. (the "Purchaser") hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 and Schedule 13D, originally filed on May 8, 1998 (the "Original Filing"), with respect to the offer by the Purchaser to purchase all outstanding shares of Common Stock, par value $.05 per share ("Common Stock"), of Union Texas Petroleum Holdings, Inc., a Delaware corporation (the "Company"), as set forth in this Amendment No. 1. Capitalized terms used and not defined herein shall have the meanings given to them in the Original Filing.

Item  5.   Purpose of the Tender Offer and Plans or Proposals of the Bidder.

(d) On May 12, 1998, ARCO announced that it plans to make a cash tender offer for any and all outstanding shares of the 7.14% Series A Cumulative Preferred Stock of the Company (the "Series A Preferred Stock") at a price of $122.00 per share of Series A Preferred Stock. According to the Company, there are 1,750,000 outstanding shares of Series A Preferred Stock. ARCO's tender offer for the Series A Preferred Stock (the "Preferred Offer") will be made pursuant to a separate offer to purchase to the holders of the Series A Preferred Stock and will be conditioned, among other things, on the consummation of the Offer. The Preferred Offer will not be conditioned on any minimum number of shares of Series A Preferred Stock being tendered. Consummation of the Preferred Offer is not a condition to the Offer. If following consummation of the Offer and the Preferred Offer, ARCO owns at least 90% of the outstanding shares of Common Stock and 90% of the outstanding shares of the Series A Preferred Stock, then ARCO intends to consummate a short-form merger between the Purchaser and the Company pursuant to Section 253 of the DGCL without a meeting of the Company's stockholders as promptly as practicable thereafter. Under the Agreement and Plan of Merger between ARCO, the Purchaser and the Company, any shares of the Series A Preferred Stock not purchased by the Purchaser in the Preferred Offer will remain outstanding after the merger of the Company with the Purchaser.


Item  6.   Interest in Securities of the Subject Company.

          On May 12, 1998, ARCO issued a press release, a copy of which is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

          On May 12, 1998, ARCO issued a press release, a copy of which is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

Item  10.  Additional Information.

          On May 12, 1998, ARCO issued a press release, a copy of which is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

          On May 12, 1998, ARCO issued a press release, a copy of which is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.


                        Page 2 of 9 pages
                     Exhibit Index on page 5


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Item  11.  Material to be Filed as Exhibits.

          (a)(9) Press Release, dated May 12, 1998.

          (a)(10) Press Release, dated May 12, 1998.


                        Page 3 of 9 pages
                     Exhibit Index on page 5


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                            SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 12, 1998


                              VWK ACQUISITION CORP.

                              By:      /s/ Terry G. Dallas
                                 ------------------------------
                                 Name:  Terry G. Dallas
                                 Title: President


                              ATLANTIC RICHFIELD COMPANY

                              By:       /s/ Terry G. Dallas
                                 -------------------------------
                                 Name:  Terry G. Dallas
                                 Title: Senior Vice President
                                        and Treasurer


                        Page 4 of 9 pages
                     Exhibit Index on page 5


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                          EXHIBIT INDEX


Exhibit                                                     Page
Number                        Exhibit Name                 Number

(a)(9)    Text of Press Release, dated May 12, 1998           6
(a)(10)   Text of Press Release, dated May 12, 1998           7


                        Page 5 of 9 pages
                     Exhibit Index on page 5